Filed by Brooge Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Twelve Seas Investment Company

Commission File No.: 001-38540

Brooge Holdings Limited Announces Intent to Pay Quarterly Dividend

NEW YORK, Nov. 20, 2019 (GLOBE NEWSWIRE) -- Twelve Seas Investment Company (“Twelve Seas”) (NASDAQ: BROG), a company formed for the purpose of entering into a business combination, and Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a United Arab Emirates (“UAE”) company in the oil storage and services business, announced that Brooge Holdings Limited (“Brooge Holdings”) intends to pay a $0.25 per share quarterly dividend to its public shareholders following the consummation of the business combination.

Following up on Twelve Seas’ press release dated November 15, 2019 regarding the exploration of a potential quarterly dividend by Brooge Holdings, and based on discussions with certain investors, Brooge Holdings has informed Twelve Seas that it intends to pay a $0.25 quarterly dividend to its public shareholders following the consummation of the business combination, with the first dividend to be paid in the first quarter of 2020. In order to balance the growth capital needs of Brooge Holdings while providing an attractive investment proposition to Twelve Seas’ shareholders, the following post-business combination shareholders of Brooge Holdings have agreed to waive their rights to receive such dividends for two years following the closing: (i) the existing BPGIC shareholder, (ii) the holders of 4,140,000 shares issued to Twelve Seas Sponsors I LLC, the sponsor of Twelve Seas, and to certain officers and directors of Twelve Seas (which will remain outstanding after giving effect to certain forfeitures pursuant to the terms of the business combination), and (iii) the holders of 375,000 shares issued to EarlyBirdCapital, Inc. and its affiliates in connection with Twelve Seas’ initial public offering. Brooge Holdings intends to segregate and hold in reserve, sufficient funds from the proceeds received in its transaction with Twelve Seas to cover the first two years of dividend payments to its public shareholders. Despite Brooge Holdings’ intention, no assurance can be given that any dividend will ultimately be paid by them to its shareholders.

About BPGIC

BPGIC was founded in 2013 to capitalize on an anticipated need for oil storage capacity at the Port of Fujairah, in the UAE, which was expected to become an important oil hub. Today, the Port of Fujairah is one of the most attractive storage hubs and a key strategic trading node globally. Twelve Seas’ management believes that BPGIC’s award winning state-of-the-art terminals offer the industry’s most advanced technologies, ensuring the highest level of service to clients. BPGIC is developing terminals in phases and aims to have a total capacity of 1 million m3 following the scheduled completion of the second phase of construction in Q2 2020. If Phase III is completed successfully as planned, BPGIC would become the largest oil storage and services business in Fujairah, almost double that of its nearest competitor in the Port of Fujairah.

BPGIC also focuses on value added services to its customers including: Blending, Heating, Inter-tank transfer and Throughput transfer. BPGIC is fully compliant with current environmental standards.

Following the closing of the business combination, BPGIC will continue to be led by its current management team of Nicolaas Paardenkooper, as Chief Executive Officer, Saleh Yammout, as Chief Financial Officer, Lina Saheb, as Chief Strategy Officer, and they will be joined by  Faisal El Selim, as Chief Marketing Officer. BPGIC will remain headquartered in Fujairah, UAE.

About Twelve Seas

Twelve Seas is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Twelve Seas is led by Chairman Neil Richardson, Chief Executive Officer Dimitri Elkin, Chief Operating Officer Bryant B. Edwards, President Stephen A. Vogel and Chief Financial Officer Stephen N. Cannon.

Important Information About the Business Combination and Where to Find Additional Information

On September 27, 2019, Brooge Holdings initially filed a Registration Statement on Form F-4 (as amended, the “Registration Statement”) with the SEC, which included a preliminary proxy statement of Twelve Seas and a prospectus in connection with the proposed business combination. On November 5, 2019, Brooge Holdings filed Amendment No. 1 to the Registration Statement. On November 14, 2019, Brooge Holdings filed Amendment No. 2 to the Registration Statement. On November 19, 2019, Brooge Holdings filed Amendment No. 3 to the Registration Statement. The definitive proxy statement and other relevant documents will be mailed to shareholders of Twelve Seas as of November 15, 2019, the record date for the special meeting, for voting on the business combination. Shareholders of Twelve Seas and other interested persons are advised to read the preliminary proxy statement and amendments thereto, and the definitive proxy statement, when available, in connection with Twelve Seas’ solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Twelve Seas, BPGIC, Brooge Holdings and the business combination. Shareholders will also be able to obtain copies of the Registration Statement and the related proxy statement/prospectus, without charge, on the SEC’s website at www.sec.gov or by directing a request to Twelve Seas by contacting its Chief Financial Officer, Stephen N. Cannon, c/o Twelve Seas Investment Company, 135 East 57th Street, 18th Floor, New York, New York 10022, or at info@twelveseascapital.com.

Participants in the Solicitation

Twelve Seas, Brooge Holdings, BPGIC, BPGIC’s shareholder and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of Twelve Seas in connection with the business combination. Shareholders of Twelve Seas and other interested persons may obtain more information regarding the names and interests in the proposed Transaction of Twelve Seas’ directors and officers in Twelve Seas’ filings with the SEC, including in the Registration Statement (and in the related definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning the business combination, BPGIC’s and Brooge Holdings’ expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) BPGIC’s inability to obtain additional land on which it can develop additional facilities on commercially attractive terms, including its ability to enter into a final lease agreement for the plot of land in the port of Fujairah where BPGIC currently plans to locate its Phase III facilities; (2) the loss of any end-users; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (4) the outcome of any legal proceedings that may be instituted against Twelve Seas, BPGIC, Brooge Holdings or others following announcement of the business combination agreement and the transactions contemplated therein; (5) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Twelve Seas; (6) the inability to complete the transactions contemplated by the business combination agreement due to the failure to obtain consents and approvals of BPGIC’s shareholders and investors or other relevant third parties; (7) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the business combination agreement; (8) delays in satisfying in a timely manner the other conditions contained in the business combination agreement; (9) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (10) the inability to recognize the anticipated benefits of the business combination; (11) the ability to obtain or maintain the listing of Brooge Holdings’ securities on NASDAQ following the business combination, including having the requisite number of shareholders; (12) costs related to the business combination; (13) changes in applicable laws or regulations; (14) the possibility that BPGIC may be adversely affected by other economic, business, and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in filings with the SEC by Twelve Seas or Brooge Holdings. Readers are referred to the most recent reports filed with the SEC by Twelve Seas and Brooge Holdings. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination nor (ii) an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from such registration requirements.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance that if the business combination is completed, the potential benefits of combining the companies will be realized. The description of the business combination and the transactions contemplated thereby contained herein is only a summary and is qualified in its entirety by the disclosures in the Registration Statement and by the definitive agreements relating to the business combination, copies of which have been filed by Twelve Seas and Brooge Holdings with the SEC.

FOR INVESTOR AND MEDIA INQUIRIES, PLEASE CONTACT:

Investor Relations
The Equity Group Inc.
Fred Buonocore – (212) 836-9607 / fbuonocore@equityny.com
Mike Gaudreau – (212) 836-9620 / mg@equityny.com

Twelve Seas Investment Company
Stephen N. Cannon, Chief Financial Officer
info@twelveseascapital.com